Exhibit 99.1

PolyPid Announces Dikla Czaczkes Akselbrad Assumes Role of CEO

Company Previously Announced Planned CEO Transition
Following Retirement of Amir Weisberg

PETACH TIKVA, Israel – July 5, 2022 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, announced today that Dikla Czaczkes Akselbrad, formerly the Company’s Executive Vice President and Chief Financial Officer, has assumed the role of PolyPid’s Chief Executive Officer, effective July 1, 2022. Ms. Czaczkes Akselbrad’s appointment was announced in January 2022, and follows the retirement of Amir Weisberg, who served as the Company’s CEO since 2010, and led PolyPid through its development phase.

“I am looking forward to PolyPid continuing to flourish under Dikla’s leadership,” said Jacob Harel, chairman of PolyPid’s board of directors. “Dikla’s strong industry background and proven ability to guide the Company’s strategic, operational and financial objectives over the past eight years make her an excellent fit for this role. Her expertise in driving growth and innovation will be instrumental as PolyPid prepares for a potential New Drug Application submission and the commercialization of D-PLEX100.”

Ms. Czaczkes Akselbrad joined PolyPid as Chief Strategy Officer in 2014 and has served as PolyPid’s Executive Vice President and Chief Financial Officer since 2017, leading the Company’s initial public offering on the Nasdaq Global Market in June 2020. Ms. Czaczkes Akselbrad has over 20 years of experience in leading life sciences companies through critical international strategic, financial and business transitions, including raising over $350 million in various forms in her prior two CFO roles, including at Compugen Ltd. (Nasdaq & TLV: CGEN).

“I am honored to serve as the CEO of PolyPid, a company committed to improving clinical outcomes for patients,” said Ms. Czaczkes Akselbrad. “I would like to recognize the tremendous effort by the talented PolyPid team, especially in making key accomplishments in our clinical development and manufacturing areas over the past several years, and bringing us to the cusp of important events for the Company, including the anticipated results of our pivotal Phase 3 trial.”

PolyPid recently announced the completion of its SHIELD I Phase 3 study of D-PLEX100 for the prevention of surgical site infections in abdominal surgery, with top-line results expected by end of the current quarter.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients, enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of soft tissue abdominal and sternal bone surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma. For additional company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the Company prepares for a potential New Drug Application submission and the commercialization of D-PLEX100, and the Company’s expectation to report top-line results of the SHIELD I Phase 3 study by the end of the current quarter. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites

Corporate Contact

PolyPid Ltd.
Dikla Czaczkes Akselbrad
CEO
Tel: +972-747195700

Investor Contact

Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

Media Contact

Nechama Feuerstein
FINN Partners
551-444-0784
Nechama.Feuerstein@finnpartners.com